UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

MaxLinear, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
57776J 100
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 57776J 100

1.	Names of reporting persons Kishore V. Seendripu, Ph.D.
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole voting power
2,993,640 shares of Common Stock (1)
	6.	Shared voting power
1,247,400 (2)
	7.	Sole dispositive power
2,993,640 shares of Common Stock (1)
	8.	Shared dispositive power
1,247,400 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,241,040 shares of Common Stock (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)
5.7% (4)
12.	Type of Reporting Person (See Instructions) IN
(1)    Consists of 95,835 shares of Common Stock held of record by the Reporting Person, 18,920 shares of Common Stock held of record by the Seendripu Relatives Trust dated October 5, 2009 (“Relatives Trust”), 410,731 shares of Common Stock held of record by the Kishore V. Seendripu 2019 Annuity Trust dated May 6, 2019 (“2019 Kishore Trust”), 410,731 shares of Common Stock held of record by the Rekha S. Seendripu 2019 Annuity Trust dated May 6, 2019 (“2019 Rekha Trust”), 500,000 shares of Common Stock held of record by the Kishore V. Seendripu 2019-2 Annuity Trust dated November 9, 2019 (“2019-2 Kishore Trust”), 500,000 shares of Common Stock held of record by the Rekha S. Seendripu 2019-2 Annuity Trust dated November 9, 2019 (“2019-2 Rekha Trust”), 394,891 shares of Common Stock held of record by the Kishore V. Seendripu 2020 Annuity Trust dated June 1, 2020 (“2020 Kishore Trust”), 394,891 shares of Common Stock held of record by the Rekha S. Seendripu 2020 Annuity Trust dated June 1, 2020 (“2020 Rekha Trust”), options to purchase 105,437 shares of Common Stock held by the Reporting Person that are fully vested and exercisable within sixty days of December 31, 2020, 156,360 performance-based restricted stock units reasonably certain to vest within 60 days of December 31, 2020, and 5,844 time-based restricted stock units scheduled to vest within 60 days of December 31, 2020. Kishore V. Seendripu, Ph.D., a member of the Issuer’s board of directors and named executive officer, is a trustee of the Relatives Trust,

2019 Kishore Trust, 2019 Rekha Trust, 2019-2 Kishore Trust, 2019-2 Rekha Trust, 2020 Kishore Trust, and 2020 Rekha Trust.
(2)    Consists of 454,348 shares of Common Stock held of record by the Seendripu Family Trust dated October 5, 2009, for which the Reporting Person and the Reporting Person's spouse serve as trustees (“Family Trust”), 396,526 shares of Common Stock held of record by the IKS Heritage Trust dated July 13, 2020 for which the Reporting Person serves as co-trustee (“IKS Heritage Trust”), and 396,526 shares of Common Stock held of record by the SS Heritage Trust dated July 13, 2020 for which the Reporting Person serves as co-trustee (“SS Heritage Trust”).
(3)    Consists of 95,835 shares of Common Stock held of record by the Reporting Person, 18,920 shares of Common Stock held of record by the Relatives Trust, 410,731 shares of Common Stock held of record by the 2019 Kishore Trust, 410,731 shares of Common Stock held of record by the 2019 Rekha Trust, 500,000 shares of Common Stock held of record by the 2019-2 Kishore Trust, 500,000 shares of Common Stock held of record by the 2019-2 Rekha Trust, 454,348 shares of Common Stock held of record by the Family Trust, 394,891 shares of Common Stock held of record by the 2020 Kishore Trust, 394,891 shares of Common Stock held of record by the 2020 Rekha Trust, 396,526 shares of Common Stock held of record by the IKS Heritage Trust, 396,526 shares of Common Stock held of record by the SS Heritage Trust, options to purchase 105,437 shares of Common Stock held by the Reporting Person that are fully vested and exercisable within sixty days of December 31, 2020, 156,360 performance-based restricted stock units reasonably certain to vest within 60 days of December 31, 2020, and 5,844 time-based restricted stock units scheduled to vest within 60 days of December 31, 2020.
(4)    This number represents the percentage obtained by: dividing (a) the total number of shares of the Issuer’s Common Stock being reported in this Statement (4,241,040) by (b) the number of shares of the Issuer’s Common Stock outstanding on October 29, 2020 (74,168,486), based on information publicly disclosed by the Issuer.

Item 1.
(a)    Name of Issuer:
MaxLinear, Inc.
(b)    Address of Issuer’s Principal Executive Offices:
5966 La Place Court, Suite 100
Carlsbad, California 92008
Item 2.
(a)    Name of Person Filing:
Kishore V. Seendripu, Ph.D.
(b)    Address of Principal Business Office or, if none, Residence:
Kishore V. Seendripu, Ph.D.
c/o MaxLinear, Inc.
5966 La Place Court, Suite 100
Carlsbad, California 92008
(c)    Citizenship:
United States
(d)    Title of Class of Securities:
Common Stock, $0.0001 par value per share.
(e)    CUSIP Number:
57776J 100
Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.    Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Person filing this statement on Schedule 13G is provided as of December 31, 2020.
(a)    Amount Beneficially Owned:
4,241,040 (1)
(b)    Percent of Class:
5.7% (2)

(c)    Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote:
2,993,640 (3)
(ii)    Shared power to vote or to direct the vote:
1,247,400 (4)

(iii)    Sole power to dispose or to direct the disposition of:
2,993,640 (3)
(iv)    Shared power to dispose or to direct the disposition of:
1,247,400 (4)
(1)    Consists of 95,835 shares of Common Stock held of record by the Reporting Person, 18,920 shares of Common Stock held of record by the Seendripu Relatives Trust dated October 5, 2009 (“Relatives Trust”), 410,731 shares of Common Stock held of record by the Kishore V. Seendripu 2019 Annuity Trust dated May 6, 2019 (“2019 Kishore Trust”), 410,731 shares of Common Stock held of record by the Rekha S. Seendripu 2019 Annuity Trust dated May 6, 2019 (“2019 Rekha Trust”), 500,000 shares of Common Stock held of record by the Kishore V. Seendripu 2019-2 Annuity Trust dated November 9, 2019 (“2019-2 Kishore Trust”), 500,000 shares of Common Stock held of record by the Rekha S. Seendripu 2019-2 Annuity Trust dated November 9, 2019 (“2019-2 Rekha Trust”), 454,348 shares of Common Stock held of record by the Seendripu Family Trust dated October 5, 2009, for which the Reporting Person and the Reporting Person's spouse serve as trustees (“Family Trust”), 394,891 shares of Common Stock held of record by the Kishore V. Seendripu 2020 Annuity Trust dated June 1, 2020 (“2020 Kishore Trust”), 394,891 shares of Common Stock held of record by the Rekha S. Seendripu 2020 Annuity Trust dated June 1, 2020 (“2020 Rekha Trust”), 396,526 shares of Common Stock held of record by the IKS Heritage Trust dated July 13, 2020 for which the Reporting Person serves as co-trustee (“IKS Heritage Trust”), 396,526 shares of Common Stock held of record by the SS Heritage Trust dated July 13, 2020 for which the Reporting Person serves as co-trustee (“SS Heritage Trust”), options to purchase 105,437 shares of Common Stock held by the Reporting Person that are fully vested and exercisable within sixty days of December 31, 2020, 156,360 performance-based restricted stock units reasonably certain to vest within 60 days of December 31, 2020, and 5,844 time-based restricted stock units scheduled to vest within 60 days of December 31, 2020. Kishore V. Seendripu, Ph.D., a member of the Issuer’s board of directors and named executive officer, is a trustee of the Relatives Trust, 2019 Kishore Trust, 2019 Rekha Trust, 2019-2 Kishore Trust, 2019-2 Rekha Trust, 2020 Kishore Trust, and 2020 Rekha Trust.
(2) This number represents the percentage obtained by: dividing (a) the total number of shares of the Issuer’s Common Stock being reported in this Statement (4,241,040) by (b) the number of shares of the Issuer’s Common Stock outstanding on October 29, 2020 (74,168,486), based on information publicly disclosed by the Issuer.
(3) Consists of 95,835 shares of Common Stock held of record by the Reporting Person, 18,920 shares of Common Stock held of record by the Relatives Trust, 410,731 shares of Common Stock held of record by the 2019 Kishore Trust, 410,731 shares of Common Stock held of record by the 2019 Rekha Trust, 500,000 shares of Common Stock held of record by the 2019-2 Kishore Trust, 500,000 shares of Common Stock held of record by the 2019-2 Rekha Trust, 394,891 shares of Common Stock held of record by the 2020 Kishore Trust, 394,891 shares of Common Stock held of record by the 2020 Rekha Trust, options to purchase 105,437 shares of Common Stock held by the Reporting Person that are fully vested and exercisable within sixty days of December 31, 2020, 156,360 performance-based restricted stock units reasonably certain to vest within 60 days of December 31, 2020, and 5,844 time-based restricted stock units scheduled to vest within 60 days of December 31, 2020.
(4) Consists of 454,348 shares of Common Stock held of record by the Family Trust, 396,526 shares of Common Stock held of record by the IKS Heritage Trust, and 396,526 shares of Common Stock held of record by the SS Heritage Trust.
Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐
Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
    Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
    Not applicable.
Item 8.    Identification and Classification of Members of the Group.
    Not applicable.
Item 9.    Notice of Dissolution of Group.
    Not applicable.
Item 10.    Certifications.
    Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021
Date

By:	/s/ Kishore V. Seendripu, Ph.D.

Print Name:	Kishore V. Seendripu, Ph.D.